Exhibit 21.1

Subsidiaries

Company	Country of Incorporation
Clean Power Inc.	Liberia
King Of Hearts Inc.	Liberia
Mr. Roi Inc.	Marshall Islands
Tankpunk, Inc.	Marshall Islands
Nirvana Product Trading Inc.	Marshall Islands
Volume Jet Trading Inc.	Marshall Islands